
Mail Stop 3561

May 9, 2008

Cody C. Ashwell
Chairman and Chief Executive Officer
Javo Beverage Company, Inc.
1311 Specialty Drive
Vista, California 92081

> **Re:** **Javo Beverage Company, Inc.**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed March 20, 2008**
> **File No. 000-26897**

Dear Mr. Ashwell:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

     The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Facing Page

1.   We note that the facing page of your form 10-K discloses that you have registered Series-A Junior Participating Preferred Stock. We see no further disclosure regarding these shares. Please explain this omission or revise your disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP – EBITDA, page 16

2.   We note your use of the non-GAAP performance measure referred to as EBITDA.
        Your rationale for presentation is because you deem this measure as useful to
        management and investors to compare your "performance to that of other
        companies in [your] industry." Yet, we also note your disclosure that this
        measure "may be of limited usefulness as a comparative measure" as other
        companies calculate EBITDA differently. It appears that the use of this non-
        GAAP performance measure is not in compliance with the guidelines outlined in
        FR-65 and Item 10 of Regulation S-K. Specifically, these guidelines prohibit
        presentation of a non-GAAP performance measure to eliminate or smooth items
        identified as non-recurring, infrequent or unusual, when the nature of the charge
        or gain that is reasonably likely to recur within two years or there was a similar
        charge or gain within the prior two years. Further, based on your reconciliation
        and related adjustments for derivative income and option expense, it does not
        appear this measure represents EBITDA. Accordingly, please remove this
        presentation here and throughout your filing, or tell us why your presentation
        complies with FR-65 and Item 10 of Regulation S-K. In your response, also tell
        us how you considered Question 8 of the Frequently Asked Questions Regarding
        the Use of Non-GAAP Financial Measures available on our website.

Financial Statements and Supplementary Data

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenues, F-10

3.   We note from your disclosure on page 2 that you sell coffee, teas and specialty
        beverages through the use of dispenser-based systems. It appears from the
        disclosure on page 4 that you manage all aspects of the equipment program
        related to the dispenser systems. Please provide a detailed discussion of your
        revenue generating activities. You discussion should specifically address whether
        you receive a separate fee for the dispenser system and a separate fee for the
        beverages or if the fee charged is all inclusive. We may have further comments
        based on your response.

4.   It appears from your disclosure that sales are recorded net of sales returns and
        discounts. Please disclose any significant terms and conditions, including any
        customer acceptance provisions and other post-delivery obligations and your
        related accounting policies.

5.   Considering the comment above, please revise your critical accounting policies to disclose the nature and amounts of revenue dilution (e.g., from product returns, discounts for early payment or volume discounts, credits for product that is not sold by the expiration dates, and other allowances). Your critical accounting policy should explain how you assess returns of products, levels of inventory in the distribution channel, and expected introductions of new products that may result in larger than expected returns of current products. Discuss to what extent you consider information from external sources (e.g., end-customer demand, third-party market research data) to assist you in such critical estimates. In addition, disclose and discuss any sales made to customers wherein such sales are as a result of incentives or in excess of the customer's ordinary course of business inventory level.

Note 7. Intangible Assets, F-14

6.   We note you have entered into a contract to be the primary liquid coffee provider for a large contract food service operator. As part of that contract you agreed to pay a $900,000 conversion fee which is being amortized based on the quantities of product sold during the term of the contract. Please tell us where you have recorded the amortization of this fee and how you considered EITF 01-9 in your determination.

7.   In connection with the comment above, it appears from your disclosure that in April 2007 the contract was modified to include other products and the terms of the agreement were extended though 2012. Please provide a detailed discussion of how this modification affected your accounting for the agreement. Specifically discuss how you have considered paragraphs 19-21 of SFAS 154.

Note 9. Long-Term Debt

Senior Convertible Debt, F-16

8.   We note from your disclosure that you have accounted for the warrants issued in connection with the Senior Convertible Debt as liabilities because the exercise price of the warrants will reset if you issue stock at a lower price. Section 2 of the warrant agreements for the Series A, B and C warrants (filed as Exhibit 10.9, 10.10 and 10.11 in the Form 8-K on December 18, 2006) states that the exercise price of the warrants will be adjusted if you issue options or convertible securities at a price below the exercise price of the warrants. Please provide a detailed discussion of how this clause would require liability classification under EITF 00-19 as it appears that you would be in control of whether a reset to the warrant price would occur.

9.   It appears from your disclosure that the warrants issued in connection with the Senior Convertible Debt are recorded at fair value at the time of issuance and not the relative fair value. Please refer to the guidance in paragraph (16) of APB No. 14. Please revise or advise.

Note 13. Related Party Transactions, F-21

10.   We note your disclosure that you entered into a seven year rental agreement with Javo Dispenser, LLC to rent the liquid dispensers utilized by you for placement at your customer locations. It appears that this entity was formed and owned by three of your current directors, two former directors and three current shareholders. In addition, your Chief Financial Officer serves as the General Manager of this LLC. Please provide a detailed discussion to support your accounting treatment of the rental agreement. Your discussion should specifically address where you obtained your liquid dispensers prior to this agreement and if Javo Dispenser supplies equipment to other entities. In addition, please tell us how you considered the guidance of ARB 51 and FIN 46(R).

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

11.   Please disclose the reason why your Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were ineffective as of the end of the period covered by this report.

Management's Report on Internal Control over Financial Reporting, page 24

12.   It appears from your disclosure that you have identified a material weakness in your internal control over financial reporting, but you have concluded that your internal control of financial reporting was effective. Please note that it does not appear appropriate to conclude that your internal control over financial reporting is effective if there are one or more material weaknesses. Please refer to the guidance in Item 308(a)(3) of Regulation S-K.

13.   Considering the comment above, please disclose when the material weakness was identified, by whom it was identified and when the material weakness first began.

14.   In addition, please disclose in greater detail the nature of the material weakness identified. In this regard, also revise to disclose the specific steps that you have taken, if any, to remediate the material weakness and disclose whether you believe the material weakness still exists at the end of the period covered by the report.

Part IV

Item 15. Exhibits and Financial Statement Schedules

Exhibits, page 29

15.   We note that during the current fiscal year you filed a registration statement on
        Form S-3. As a result, please file a current consent in accordance with Item 601
        of Regulation S-K.

16.   Please file your agreement with Javo Dispenser, LLC as an exhibit in your next
        amendment.

Other Exchange Act Reports

17.   Please revise your other Exchange Act reports, as necessary, to comply with our
        comments above.

Signatures

18.   Your Form 10-K must be signed by your principal financial officer or officers,
        and by your controller or principal accounting officer. See Instruction D(2)(a) to
        Form 10-K. Please revise.

                                    * * * * *

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the accounting comments may be directed to William Kearns at (202) 551-3727. Questions on other disclosure issues may be directed to Dana Brown at (202) 551-3859.

Sincerely,

John Reynolds
Assistant Director